EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES

($ in millions)	Year Ended December 31
	2011(2)	2010	2009	2008(1)	2007
Earnings:
Earnings from continuing operations before income taxes	$6	$206	$176	(2,394)	$411
Amortization of Capitalized Interest	3	4	3	3	3
Interest Capitalized	(2)	(3)	(8)	(4)	(3)
Fixed Charges:
Interest expensed and capitalized, including amortization of debt issuance	106	43	44	44	45
Portion of rental expenses on operating leases deemed to be representative of the interest factor (3)	15	15	16	14	13

Total Earnings	$128	$265	$231	$(2,337)	$469

Fixed Charges:	$121	$58	$60	$58	$58

Ratio of earnings to fixed charges	1.1	4.6	3.9	—	8.1

(1)	For the year ended December 31, 2008, the company’s earnings were insufficient to cover fixed charges by $2,395 million.
(2)	For the year ended December 31, 2011, the company recorded a non-cash goodwill impairment charge of $290 million.
(3)	The proportion of rental expense deemed to be representative of the interest factor is one third.